Exhibit 99.2

News Release

Trading Symbols: TSX: SEA	For Immediate Release
NYSE: SA	November 18, 2020

Seabridge Gold Refiles Technical Report

Toronto, Canada: Seabridge Gold Inc. (“Seabridge” or the “Company”) (TSX:SEA) (NYSE:SA) reported today that it has refiled its Technical Report prepared under National Instrument 43-101 (“NI 43-101”) for Seabridge’s KSM Project that was effective April 30, 2020. The refiled Technical Report restates the Pre-Feasibility Study (the “2016 PFS”) in the original Technical Report it filed earlier this year (the “Original Report”) but omits the Preliminary Economic Assessment that was disclosed by Seabridge on April 27, 2020 (the “2020 PEA”).

The 2020 PEA presented an economic analysis of an alternative conceptual development scenario for the Project, with a significantly higher percentage of underground mining, which would reduce the Project’s environmental impact. As disclosed in the 2020 PEA, the 2020 PEA included inferred mineral resources discovered after the 2016 PFS was disclosed by Seabridge, together with measured and indicated mineral resources that had also been classified as mineral reserves in the 2016 PFS.

In discussions with staff of the Ontario Securities Commission (“OSC”), OSC staff has advised Seabridge that each of the 2016 PFS and the 2020 PEA, on its own, is a valid and acceptable study under NI-43-101. However, OSC staff have concerns with the presentation of both studies at the same time because there are different development plans in each study and some of the same mineralized material is used in both plans. In OSC Staff’s view, concurrent, mutually exclusive mine development plans cannot be disclosed together as they cannot simultaneously be implemented or, in other words, the plans are inconsistent with each other. OSC staff has required Seabridge to choose whether to present the 2016 PFS or the 2020 PEA as its only current study in a revised Technical Report.

As the 2016 PFS forms the basis for Federal and Provincial environmental approvals for the KSM Project, Seabridge has chosen to present the 2016 PFS as the only current economic analysis for the Project. Seabridge has therefore refiled the Technical Report under NI 43-101 to omit the 2020 PEA. All other aspects of the Technical Report remain as originally filed, including the 2016 PFS and all mineral reserves and the 2019 mineral resource estimate currently disclosed by Seabridge under NI-43-101. Seabridge advises readers to rely only on the refiled Technical Report and the 2016 PFS it contains.

About Seabridge: Seabridge holds a 100% interest in several North American gold projects. The Company’s principal assets are the KSM and Iskut Projects located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a full breakdown of Seabridge’s mineral reserves and mineral resources by category, please visit the Company’s website at http://www.seabridgegold.net/resources.php.

None of the Toronto Stock Exchange, New York Stock Exchange, or their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resources reported by Seabridge were estimated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

ON BEHALF OF THE BOARD

Rudi P. Fronk
Chairman & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.

Tel: (416) 367-9292 • Fax: (416) 367-2711

Email: info@seabridgegold.net